SECURITIES AND EXCHANGE
                                   COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION

                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE
                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                      *****
                                                                 File No. 69-291

                         Texas-New Mexico Power Company
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

     1. The name, State of organization, location and nature of business of claimant and every subsidiary thereof:


                                  State of                    Location
          Name                 Organization              Nature of Business
        _______               _______________            ____________________


Texas-New Mexico Power Company       Texas               P. O. Box 2943
                                                         Ft. Worth, Texas
                                                         76113
                                                         Electric Utility/
                                                         Holding Company

Texas Generating Company             Texas               P. O. Box 2943
                                                         Ft. Worth, Texas
                                                         76113
                                                         Special purpose
                                                         corporation

Texas Generating Company II          Texas               P. O. Box 2943
                                                         Ft. Worth, Texas
                                                         76113
                                                         Special purpose
                                                         corporation


     2. Following is a brief description of the properties of claimant and of each of its wholly owned public utility subsidiaries, Texas Generating Company
(TGC) and Texas Generating Company II (TGC II), used for the generation, transmission and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

     Texas-New Mexico Power Company (TNP) serves approximately 217,000 customers in a total of 85 municipalities and adjacent rural areas. TNP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

     Within Texas, TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. TNP has two operating regions throughout Texas. The largest municipalities within Texas served by TNP are Texas City, Lewisville, and La Marque. The regions located in the State of Texas are as follows:

     - North Central Region. Electric transmission and distribution systems serving 56 communities in northeastern and central Texas. The region is based at Lewisville, Texas.

     - Gulf Coast Region. Electric transmission and distribution systems serving 14 communities in southeastern Texas. The region is based at Texas City, Texas.

     - Mountain Region. TNP has one region in the southwestern portion of Texas and in the southern portion of New Mexico which operates electric transmission and distribution facilities. The largest municipalities served by TNP are Silver City, Alamogordo, and Ruidoso, New Mexico. The region serves 6 communities in southwestern Texas and 9 in southern New Mexico. The Mountain region is based at Silver City, New Mexico.

     Generating facilities owned by TNP and the subsidiaries are located within Robertson County, Texas, which is in the central part of Texas. The generating facilities are referred to as 150 MW, circulating fluidized bed units currently using lignite as the fuel source. TNP also has a transmission line connecting these units to a major transmission grid in Texas. Electricity from these units is sold by TNP solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines which deliver or receive electricity at the border of Texas.

     Within New Mexico, TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. A portion of the Mountain Region serves southern New Mexico, as described above.

     3. Certain information, for the calendar year 1996 with respect to claimant and its subsidiaries, is provided in the following chart:


                                  Summary Sheet



                                         Texas (1)                   New Mexico               Total System
                                       ------------                -------------             -------------
Operating Revenues                       $  432,605                $     70,132                 $  502,737

Total Customers                             174,154                      43,865                    218,019
                                              79.9%                       20.1%                     100.0%

MWH Sold:
      Wholesale                               3,534                           -                      3,534

      Retail                              6,242,949                   1,615,541                  7,858,490

      Total System                        6,246,483                   1,615,541                  7,862,023

MWH Purchased                             4,086,446                   1,682,727                  5,769,173



     4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

        Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year, 1996, together with a consolidating balance sheet of claimant and its subsidiaries as of the close of the 1996 calendar year, is presented.

         Exhibit B. A Financial Data Schedule for the period ended December 31, 1996, including Item Nos. 1, 2, and 3.

         The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.

                                                  Texas-New Mexico Power Company


                                                  By /s/ M. S. Cheema
                                                  -----------------------
Corporate Seal                                    M. S. Cheema
Attest:                                           Senior Vice President -
                                                  Chief Financial Officer
/s/ M. D. Blanchard
-------------------
M. D. Blanchard
Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:


         M. D. Blanchard                                 Secretary
     ----------------------                        -----------------------
              Name                                          Title


                   P. O. Box 2943, Fort Worth, Texas 76113
               -----------------------------------------------
                                     Address


                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                    CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                      For the Year Ended December 31, 1996
                             (Amounts in Thousands)



                                                                                               Texas-New
                                    Texas-New       Texas          Texas          Consol.      Mexico Power
                                    Mexico Power    Generating     Generating     Entries      Company
                                    Company         Company        Company II                  Consolidated
                                    -----------------------------------------------------------------------
OPERATING REVENUES                  $  502,737      $    4,312     $    5,625     $  (9,937)   $    502,737
                                    ----------      -----------    -----------    ----------   ------------

OPERATING EXPENSES:
    Purchased power                    196,481                                                      196,481
    Fuel                                47,201                                                       47,201
    Other operating and general
       expenses                         83,213                                       (9,937)         73,276
    Maintenance                         10,672                                                       10,672
    Depreciation of utility plant       28,233           4,312          5,625                        38,170
    Taxes other than income taxes       32,727                                                       32,727
    Income taxes                        10,235              98                                       10,333
                                    ----------      -----------    -----------    ----------   ------------
       Total  Operating  Expenses      408,762           4,410          5,625        (9,937)        408,860
                                    ----------      -----------    -----------    ----------   ------------

NET OPERATING INCOME (LOSS)             93,975             (98)             -              -         93,877
                                    ----------      -----------    -----------    ----------   ------------

OTHER INCOME (LOSS):
    Other income and deductions, net     1,521              13              5            87           1,626
    Income  taxes                          729              (5)            (2)                          722
                                    ----------      -----------    -----------    ----------   ------------
       Other income (loss), net of
            taxes                        2,250               8              3            87           2,348
                                    ----------      -----------    -----------    ----------   ------------
INCOME (LOSS) BEFORE
    INTEREST CHARGES                    96,225             (90)             3            87          96,225
Interest charges                        69,363                                                       69,363
                                    ----------      -----------    -----------    ----------   ------------
NET INCOME (LOSS)                       26,862             (90)             3            87          26,862
Dividends  on  preferred  stock            167                                                          167
                                    ----------      -----------    -----------    ----------   ------------
INCOME (LOSS) APPLICABLE
    TO COMMON STOCK                 $   26,695      $      (90)    $        3     $      87    $     26,695
                                    ==========      ===========    ===========    ==========   ============



                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1996
                             (Amounts in Thousands)



                                                                                               Texas-New
                                   Texas-New        Texas          Texas                       Mexico Power
                                   Mexico Power     Generating     Generating    Consol.       Company
                                   Company          Company        Company II    Entries       Consolidated
                                   ------------------------------------------------------------------------

ASSETS
UTILITY PLANT                      $  833,511       $  170,000     $ 212,750     $        -    $ 1,216,261
Less:  accumulated depreciation       226,126           27,212        28,984                       282,322
                                   -----------      -----------    ----------    -----------   ------------
    Net Utility Plant                 607,385          142,788       183,766              -        933,939
                                   -----------      -----------    ----------    -----------   ------------

INVESTMENT IN SUBSIDIARY COMPANIES    (79,823)                                       79,823              -
TNP ONE REPLACEMENT NOTES             417,750                                      (417,750)             -
OTHER PROPERTY AND INVEST., at cost     1,884                                                        1,884
CURRENT ASSETS:
    Cash and cash equivalents           4,875              128           112                         5,115
    Intercompany accounts receivable  110,075           30,859       137,302       (277,635)           601
    Other  current assets              24,932                                                       24,932
    Deferred purchased power and
     fuel costs                         3,565                                                        3,565
                                   -----------      -----------    ----------    -----------   ------------
      Total current assets            143,447           30,987       137,414       (277,635)        34,213
                                   -----------      -----------    ----------    -----------   ------------
DEFERRED CHARGES                       32,121                                                       32,121
                                   -----------      -----------    ----------    -----------   ------------
                                   $1,122,764       $  173,775     $ 321,180     $ (615,562)   $ 1,002,157
                                   ===========      ===========    ==========    ===========   ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
    Common shareholder's equity:
      Common  stock                $      107       $       10     $      10     $      (20)   $       107
      Capital in excess of par value  222,133                                                      222,133
      Retained  earnings               65,308          (54,681)      (25,162)        79,843         65,308
                                   -----------      -----------    ----------    -----------   ------------
           Total common share-
            holder's equity           287,548          (54,671)      (25,152)        79,823        287,548
    Redeemable cumulative
     preferred stock                    3,420                                                        3,420
    Long-term debt, less current
     maturities                       533,800          205,000       212,750       (417,750)       533,800
                                   -----------      -----------    ----------    -----------   ------------
      Total capitalization            824,768          150,329       187,598       (337,927)       824,768
                                   -----------      -----------    ----------    -----------   ------------
CURRENT LIABILITIES:
    Current maturities of long-term
     debt                                 100                                                          100
    Accounts payable                   27,254                                                       27,254
    Intercompany accounts payable      80,683           50,599       146,353       (277,635)             -
    Other current  liabilities        111,546          (40,846)      (29,265)                       41,435
                                   -----------      -----------    ----------    -----------   ------------
      Total current liabilities       219,583            9,753       117,088       (277,635)        68,789
                                   -----------      -----------    ----------    -----------   ------------
REGULATORY TAX LIABILITIES             11,785             (537)         (285)                       10,963
ACCUMUALTED DEFERRED INCOME TAXES      34,851           14,230        16,779                        65,860
ACCUMULATED DEFERRED ITC               19,164                                                       19,164
DEFERRED CREDITS                       12,613                                                       12,613
                                   -----------      -----------    ----------    -----------   ------------
                                   $1,122,764       $  173,775     $ 321,180     $ (615,562)   $ 1,002,157
                                   ===========      ===========    ==========    ===========   ============

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
                       EXHIBIT B: Financial Data Schedule
                     For the Period Ending December 31, 1996
                             (Amounts in Thousands)


 Item No.                Caption Heading                          Amount
----------           ---------------------------             ----------------

    1                Total Assets                            $   1,002,157

    2                Total Operating Revenues                      502,737

    3                Net Income (Loss)                              26,862

